06006259

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION RECEIVED MAR 06 2006 WASHINGTON, DC 185

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYDNEY PREVOR AND CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

American Airline Bldg. Suite 401
(No. and Street)

Santurce (City) PR (State) 00911-1952 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Sydney Prevor (787) 722-0915
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co. LLP.
(Name – *if individual, state last, first, middle name*)

1114 Avenue of Americas (Address) New York (City) N.Y. (State) 10036 (Zip Code)

PROCESSED
MAY 24 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/23/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sydney Prevor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sydney Prevor & Inc, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Aff. 891
Sworn and subscribed by Sydney Prevor, whom I personally know, on this 8th day of February, 2006.

Signature

LYDIA M. RAMOS CRUZ
ABOGADA - NOTARIO

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	# FOCUS REPORT (Financial and Operational Combined Uniform Single Report) ## Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: SYDNEY PREVOR AND CO. INC. [0013]

SEC File Number: 8- 35542 [0014]

Address of Principal Place of Business: AMERICAN AIRLINE BLDG STE 401 [0020]

SANTURCE [0021] PR [0022] 00911-1952 [0023]

Firm ID: 17639 [0015]

For Period Beginning 10/01/2005 [0024] And Ending 12/31/2005 [0025]

Name and telephone number of person to contact in regard to this report:

Name: SYDNEY PREVOR [0030] Phone: 787-722-0915 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: none [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ◉ [0198] Unconsolidated ○ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	4,536 [0200]		4,536 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	203,085 [0295]		
	B. **Other**	[0300]	[0550]	203,085 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	96,880 [0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	923,479 [0424]		
	E. **Spot commodities**	[0430]		1,020,359 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	4,548 [0735]	4,548 [0930]
12. **TOTAL ASSETS**	1,227,980 [0540]	4,548 [0740]	1,232,528 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	495,394 [1315]	495,394 [1560]
B. Other	[1115]	135,242 [1305]	135,242 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	202,157 [1205]	[1385]	202,157 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

	[1000]			
2. Includes equity subordination (15c3-1(d)) of	[1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES		202,157 [1230]	630,636 [1450]	832,793 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ____ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	225,000 [1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	174,736 [1794]
E. Total	399,736 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	399,736 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	1,232,529 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2005 [3932]	Period Ending 12/31/2005 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	-49,040 [3935]
b.	**Commissions on listed option transactions**	2,350 [3938]
c.	**All other securities commissions**	[3939]
d.	**Total securities commissions**	-46,690 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	**From market making in options on a national securities exchange**	[3945]
b.	**From all other trading**	-60,929 [3949]
c.	**Total gain (loss)**	-60,929 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	11,185 [3975]
8.	Other revenue	3,690 [3995]
9.	Total revenue	-92,744 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	2,500 [4120]
11.	Other employee compensation and benefits	4,287 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	7,395 [4075]
a.	**Includes interest on accounts subject to subordination agreements** [4070]	
14.	Regulatory fees and expenses	1,679 [4195]
15.	Other expenses	13,935 [4100]
16.	Total expenses	29,796

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-122,540 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-122,540 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-116,627 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	PERSHING LLC [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			399,736 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			399,736 [3500]
4.	Add:			
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
	B. **Other (deductions) or allowable credits (List)**			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			399,736 [3530]
6.	Deductions and/or charges:			
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		4,548 [3540]	
	B. **Secured demand note deficiency**		[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
	D. **Other deductions and/or charges**		[3610]	-4,548 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			395,188 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. **Contractual securities commitments**		[3660]	
	B. **Subordinated securities borrowings**		[3670]	
	C. **Trading and investment securities:**			

1. Exempted securities		1,937 [3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		138,521 [3734]	
D. Undue Concentration		35,983 [3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-176,441 [3740]
10. Net Capital			218,747 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	13,477 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14. Excess net capital (line 10 less 13)	118,747 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	198,531 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		202,157 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	202,157 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 92 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		522,281 [4240]
	A. Net income (loss)		-122,540 [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		399,741 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

February 9, 2006

Sydney Prevor and Co., Inc.
Suite 401 Eastern Airlines Building
Santurce, Puerto Rico 00911

Gentlemen:

With reference to our examinations of the balance sheets of Sydney Prevor and Co., Inc. as of December 31, 2005 and December 31, 2004 and the related statements of income and retained earnings and cash flows for the years then ended, no material inadequacies were found to exist or found to have existed since the date of our previous audit, the report on which was dated February 22, 2004.

Graf Repetti & Co. LLP

Certified Public Accountants

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

National Association of Securities Dealers, Inc.
Member Regulation Programs
1735 K Street NW
Washington, DC 20006

Re: Sydney Prevor and Co., Inc.

February 9, 2006

Gentlemen:

Based on our audit of the financial statements of the aforementioned corporation for the years ended December 31, 2005 and December 31, 2004, we find that the company is exempt from rule 15C-3 (possession and control requirements) because it operates under rule K2-B (Fully disclosed broker). It is in compliance with the rules since all transactions are cleared through another broker dealer and the company does not hold any customer's funds or securities.

Very truly yours,

Graf Repetti & Co. LLP

Graf Repetti & Co., LLP

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

SYDNEY PREVOR AND CO., INC.

REPORT ON MATERIAL DIFFERENCES

With reference to our examinations of the balance sheets of Sydney Prevor And Co., Inc. as of December 31, 2005 and December 31, 2004 and the related statements of income and retained earnings and cash flows for the years then ended, no material differences were found to exist between the above audited computation of net capital and the corresponding unaudited part 11a as filed by the Company.

Graf Repetti & Co., LLP

Certified Public Accountants
February 9, 2006

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363